Exhibit 99.1

Source:  Ninetowns Digital World Trade Holdings Limited

Ninetowns Wins US$680,000 Development Contract

Thursday February 3, 9:00 am ET

BEIJING, Feb. 3 /Xinhua-PRNewswire/ — Ninetowns Digital World Trade Holdings Limited (Nasdaq: NINE-News) announced today that it signed a RMB5.6 million (~US$680,000) contract to develop an internal Decision & Support System for the State Administration for Quality Supervision and Inspection and Quarantine of the PRC (the “PRC Inspections Administration”). Ninetowns expects to complete this contract in 2005.

The Decision & Support System will be a back-end processing system for the PRC Inspection Administration’s internal data collection, queries, analysis and statistical classification for all international trade related information.

Mr. Shuang Wang, Chief Executive Officer of Ninetowns Digital World Trade Holdings Limited, said, “Our latest efforts will be designed to help the PRC Inspection Administration more effectively use the valuable import/export data it maintains on its systems. We expect the data analysis, pattern evaluation and risk profiling will better assist the PRC Inspections Administration in decision-making for future proposals and promulgations of international trade related policies and regulations as even more and more enterprises adopt the electronic filing process.”

About Ninetowns Digital World Trade Holdings Limited

Ninetowns is a PRC software company that enables enterprises and trade-related PRC government agencies to streamline the import/export process in China. Through its scalable enterprise software products, Ninetowns’ clients have the ability to automate import/export processing over the Internet, which is a more cost-effective and efficient alternative to the traditional paper-based method.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Lisa Zheng, Investor Relations
Ninetowns Digital World Trade Holdings Limited
Tel:  +86-10-6588-2256
Email:  ir@ninetowns.com

David Pasquale, EVP,
The Ruth Group
Tel:  +1-646-536-7006
Email:  dpasquale@theruthgroup.com